Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Genoil provides update on Silver Eagle

    TSXV SYMBOL:  GNO
    OTCBB SYMBOL: GNOLF

    CALGARY, March 9 /CNW/ - Genoil understands that Silver Eagle is considering the sale of its refinery. Genoil believes that this decision is independent of any issue related to Genoil. Genoil has found third party buyers who wish to purchase the Silver Eagle refinery with the Genoil GHU contract remaining in place or are specifically interested in having the
Silver Eagle facility complete the installation and demonstration of Genoil's
GHU technology. Genoil has arranged for one such buyer to contact Silver Eagle and understands that extensive due diligence is under way to facilitate the sale of Silver Eagle thereby avoiding litigation or arbitration. Genoil further understands that a letter of intent was being negotiated between this prospective buyer and Silver Eagle. This potential buyer is a major company whose intention is to use the tax advantages in the recently passed energy bill in the United States to create a paradigm for use in the acquisition of other refineries. In other words, this company would retrofit the Silver Eagle
Refinery with the Genoil GHU Upgrader, and then use the tax package and the
Genoil retrofit model for other refineries. Genoil is not currently aware of the state of any such negotiations as of this date.
    Genoil has additionally received notice that the Silver Eagle Refinery wishes to terminate its contract with Genoil for the installation of Genoil's patented GHU oil upgrading technology. Genoil intends to discuss with Silver
Eagle the retraction of such notice and management is optimistic that Genoil's relationship with Silver Eagle will be able to continue. Silver Eagle has indicated to Genoil that it has decided to take this step based primarily on their contention that Genoil has given precedence to another client, namely
Lukoil, in the testing of Lukoil's oil last autumn and winter thereby delaying the Silver Eagle project's schedule date of completion.
    At the time, Genoil informed Silver Eagle that it was compelled to move forward with the Lukoil tests after delays by Silver Eagle in delivering sufficient and compatible oil for testing to Genoil's Two Hills facility.
    During the period of the aforementioned delays Genoil was approached by
Lukoil for the purpose of testing its heavy oil at the earliest possible date.
Given the delays experienced with the arrival of Silver Eagle's oil, a decision was made to test Lukoil's crude. This determination was made based on the delays which were being experienced, thus leaving its pilot facility needlessly idle, along with management's estimation that following successful testing the Lukoil project could initially involve 50,000 barrels a day and may ultimately grow to 250,000 barrels a day. By comparison the Silver Eagle project has been estimated to involve approximately 1,200 barrels a day.
Shortly following the determination to proceed with the Lukoil tests Lukoil airfreighted 150 drums of heavy crude from Russia to Alberta, Canada to commence testing without delay. These tests were highly successful, and the project is being actively considered by Lukoil at this time.
    Although Silver Eagle has raised other issues, Genoil disputes these issues and views them as of a lesser nature than the concerns detailed above.
    Genoil is an oil technology company based in Alberta, Canada providing environmentally sound solutions for the oil and gas industry.

    Statements included in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of risks and uncertainties such as competitive factors, technological development, market demand, and the company's ability to obtain new contracts and accurately estimate net revenues due to variability in size, scope and duration of projects, and internal issues in the sponsoring client. Further information on potential risk factors that could affect the company's financial results can be found in the company's Reports filed with the Securities and Exchange Commission.

    ADVISORY: The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Certain information regarding the company, including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated. The company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contemplated by the forward-looking statements.

    %CIK: 0001261002

    /For further information: David Lifschultz, (914) 834-7794/
    (GNO. GNOLF)

CO:  Genoil Inc.

CNW 03:09e 10-MAR-06